[Letterhead of Eversheds Sutherland (US) LLP]

May 7, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Colombier Acquisition Corporation

Registration Statement on Form S-1 (File No. 333-254492)

Ladies and Gentlemen:

On behalf of Colombier Acquisition Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company on April 15, 2021 relating to the Company’s Registration Statement on Form S-1 (File No. 333-254492) that was filed with the SEC on March 19, 2021 (the “Registration Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the Company’s responses set forth below, such revisions are included in Amendment No. 1 to the Registration Statement, which was filed with the SEC on May 7, 2021 (the “Amended Registration Statement”).

Acquisition Process, page 5

1.	Comment: Please clarify here that the low price the founders paid for the founder shares creates an incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. As a separate matter add a risk factor addressing this risk.

Response: The Company has revised the disclosure on page 6 of the Amended Registration Statement and added risk factor disclosure on page 48 of the Amended Registration Statement to reflect the Staff’s comment.

Use of Proceeds, page 58

2.	Comment: Please include a footnote discussing the advisory fee that is being paid to Farvahar Capital, an affiliate of the sponsor.

Response: The Company has added footnote 4 to the “Use of Proceeds” table on page 58 of the Amended Registration Statement to reflect the Staff’s comment.

Principal Stockholders, page 102

3.	Comment: Please disclose the natural person or persons who directly or indirectly exercise(s) sole or shared voting or investment control over the shares held by Colombier Sponsor LLC.

Response: The Company has revised page 102 of the Amended Registration Statement to reflect the Staff’s comment.

* * *

Please do not hesitate to call me at (703) 472-4146 or Steven B. Boehm at (202) 383-0176 if you have any questions or require any additional information.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

cc:	Omeed Malik, Colombier Acquisition Corporation Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP